UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

Year Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

United Rentals, Inc. Acquisition Plan

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Audit Committee of United Rentals, Inc.

We have audited the accompanying statements of assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 19, 2008

United Rentals, Inc. Acquisition Plan

Statements of Assets Available for Benefits

	December 31
	2007	2006
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$119,275	$209,249
T. Rowe Price Equity Index Trust Fund	896,473	1,111,316
Mutual Funds:
Dodge & Cox International Stock Fund	1,515,139	—
T. Rowe Price Spectrum Income Fund	1,516,877	1,834,777
T. Rowe Price Balanced Fund	3,280,734	3,416,587
T. Rowe Price Blue Chip Growth Fund	5,174,536	5,384,248
T. Rowe Price Growth and Income Fund	—	1,012,136
T. Rowe Price International Stock Fund	—	1,674,601
T. Rowe Price New Horizons Fund	761,709	827,997
T. Rowe Price Prime Reserve Fund	6,524,690	7,440,197
T. Rowe Price Retirement Income Fund	7,987	21,699
T. Rowe Price Retirement 2005 Fund	64,978	174,224
T. Rowe Price Retirement 2010 Fund	578,253	406,634
T. Rowe Price Retirement 2015 Fund	402,787	289,338
T. Rowe Price Retirement 2020 Fund	618,359	496,943
T. Rowe Price Retirement 2025 Fund	468,751	325,951
T. Rowe Price Retirement 2030 Fund	254,824	327,737
T. Rowe Price Retirement 2035 Fund	101,849	45,055
T. Rowe Price Retirement 2040 Fund	53,789	62,693
T. Rowe Price Retirement 2045 Fund	20,490	11,776
T. Rowe Price Small-Cap Value Fund	1,128,415	1,584,371
T. Rowe Price Value Fund	1,688,789	1,314,767

Total investments	25,178,704	27,972,296

Participant loans	893,639	1,097,533

Assets available for benefits	$26,072,343	$29,069,829

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Interest and dividend income	$1,364,657	$1,085,936
Net realized and unrealized appreciation in fair value of investments	460,448	1,808,947

	1,825,105	2,894,883
Deductions:
Benefits paid directly to participants	3,275,052	3,437,222
Assets transferred from plan	1,533,109	—
Administrative expenses	14,430	22,025

Net decrease	(2,997,486)	(564,364)

Assets available for benefits, beginning of year	29,069,829	29,634,193

Assets available for benefits, end of year	$26,072,343	$29,069,829

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2007

1. Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of this Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan or the United Rentals, Inc. Acquisition Plan for Union Employees.

Contributions

A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any discretionary contributions to the Plan in 2007 and 2006.

Participant Accounts

Each participant account is credited with the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses charged to the participant’s account.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets from the prior employer plan into the Plan.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans range from 5.50% to 9.75%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

In February 2007, the Company sold its traffic control business to HTS Acquisition, Inc (“HTS”). HTS established a 401(k) plan for the traffic control employees and during 2007, investments of approximately $1.5 million were transferred out of the Plan to the plan established by HTS.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

4. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2007	2006
United Rentals, Inc. Common Stock	$(27,272)	$71,057
Dodge & Cox International Stock Fund	(90,330)	—
T. Rowe Price Equity Index Trust Fund	61,279	165,638
T. Rowe Price Spectrum Income Fund	5,355	66,761
T. Rowe Price Balanced Fund	(87,713)	245,110
T. Rowe Price Blue Chip Growth Fund	657,111	480,130
T. Rowe Price Dividend Growth Fund	—	9,271
T. Rowe Price Global Stock Fund	—	23,534
T. Rowe Price Growth and Income Fund	49,468	63,452
T. Rowe Price International Stock Fund	133,008	170,602
T. Rowe Price New Horizons Fund	(32,725)	12,214
T. Rowe Price Prime Reserve Fund	—	26
T. Rowe Price Retirement Income Fund	72	1,078
T. Rowe Price Retirement 2005 Fund	5,896	9,833
T. Rowe Price Retirement 2010 Fund	(811)	30,240
T. Rowe Price Retirement 2015 Fund	3,889	21,555
T. Rowe Price Retirement 2020 Fund	12,412	41,740
T. Rowe Price Retirement 2025 Fund	(1,206)	26,028
T. Rowe Price Retirement 2030 Fund	12,756	27,196
T. Rowe Price Retirement 2035 Fund	1,711	3,039
T. Rowe Price Retirement 2040 Fund	1,514	6,984
T. Rowe Price Retirement 2045 Fund	833	853
T. Rowe Price Science & Technology Fund	—	31,092
T. Rowe Price Small-Cap Stock Fund	—	164,848
T. Rowe Price Small Cap Value Fund	(114,653)	(44,336)
T. Rowe Price Value Fund	(130,146)	181,002

	$460,448	$1,808,947

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the Securities and Exchange Commission (the “SEC”) that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s consolidated financial statements included in its annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry and related matters are discussed in further detail in Note 5 to the Company’s consolidated financial statements included in its report on Form 10-Q for the quarterly period ended March 31, 2008 (the “March 31, 2008 Form 10-Q”). On June 3, 2008, the Company announced that in connection with the SEC’s inquiry, it expects to record a charge in the second quarter of 2008 in the amount of $14 million, which represents the Company’s current best estimate for the liability associated with the inquiry. However, the inquiry is ongoing and the ultimate outcome is still uncertain. The Company is continuing to cooperate fully with the SEC. The U.S. Attorney’s office for the District of Connecticut has also requested information from the Company informally and by subpoena about matters related to the SEC inquiry. The Company is also cooperating fully with this office.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company, which have since been consolidated. On March 10, 2008, the Company announced that it had entered into a memorandum of understanding with lead plaintiff’s counsel to settle this action for a cash payment of $27.5 million. The settlement is contingent upon the prior satisfaction of a number of conditions, including the Company and its insurance carriers finalizing agreements on the portion of the settlement to be funded by the carriers, as well as the amounts that the carriers will reimburse the Company for defense costs concerning the shareholder actions and related inquiries and matters that have previously been expensed by the Company. In addition, a number of alleged shareholders commenced actions by which they purported to sue derivatively on behalf of the Company. The class actions and derivative actions are discussed in further detail in Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q. On April 25, 2008, plaintiff in one of the purported derivative actions filed a notice to voluntarily dismiss her action, without prejudice, on the consent of defendants, because she sold her Company securities and, therefore, would not likely have standing to pursue derivative claims on the Company’s behalf. On May 6, 2008, the Court entered an order dismissing this action and approving plaintiff’s notice of dismissal.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

5. Contingencies (continued)

On May 29, 2008, the Company received a letter from counsel for an alleged shareholder, alleging, among other things, that its board of directors and certain of its former officers engaged in mismanagement from 1998 to the date of the letter, and that the board has refused to take action against those former officers allegedly responsible for the Company’s agreement to pay all or some portion of the $27.5 million class action settlement. The letter demands that the Company commence legal proceedings against any current or former director or officer who allegedly breached his fiduciary duties to the Company and who violated the Sarbanes-Oxley Act and Section 14(a) of the Exchange Act, and against a former officer of one of its equipment suppliers who allegedly facilitated certain transactions identified by the Special Committee as involving irregularities. The letter also demands that the Company commence an independent investigation into the Board’s agreement to enter into the memorandum of understanding.

Following the Company’s November 14, 2007 announcement that affiliates of Cerberus had notified the Company that they were not prepared to proceed with the purchase of the Company on the terms set forth in the merger agreement, three putative class action lawsuits were filed against the Company, which have since been consolidated, alleging, among other things, that the named plaintiff and members of the purported class suffered damages when they purchased or otherwise acquired securities issued by the Company, as a result of false and misleading statements and/or material omissions attributed to the Company relating to the contemplated merger with affiliates of Cerberus. These matters are discussed in further detail in Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q. On May 16, 2008, the Company and the other defendants filed motions to dismiss the consolidated amended complaint in this action.

Reference should be made to Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q for the most recent summary of the status of these matters.

At December 31, 2007 and December 31, 2006, the Plan had $119,275 or 0.5% and $209,249 or 0.7%, respectively, of its total investments in the United Rentals, Inc. Common Stock.

On June 17, 2008, the Company commenced a tender offer to purchase up to 27.16 million of its common shares through a modified “Dutch Auction” tender offer, at a price per share of not less than $22 and not greater than $25. Details of the offer, which will remain open not less than 20 business days, are contained in an Offer to Purchase, dated June 17, 2008 and a related Letter of Transmittal, which are available from the Company upon request or at www.sec.gov.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties (continued)

securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN# 06-1493538

Plan# 002

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2007
Dodge & Cox	International Stock Fund	32,924	$1,515,139
T. Rowe Price Trust Company*	Spectrum Income Fund	124,232	1,516,877
	Balanced Fund	159,259	3,280,734
	Blue Chip Growth Fund	128,624	5,174,537
	New Horizons Fund	24,966	761,709
	Prime Reserve Fund	6,524,690	6,524,690
	Retirement Income Fund	601	7,987
	Retirement 2005 Fund	5,511	64,978
	Retirement 2010 Fund	35,673	578,253
	Retirement 2015 Fund	31,841	402,787
	Retirement 2020 Fund	34,857	618,359
	Retirement 2025 Fund	35,565	468,751
	Retirement 2030 Fund	13,377	254,824
	Retirement 2035 Fund	7,539	101,849
	Retirement 2040 Fund	2,801	53,789
	Retirement 2045 Fund	1,610	20,490
	Small-Cap Value Fund	31,415	1,128,415
	Value Fund	65,280	1,688,788
	Equity Index Trust Fund	20,538	896,473
United Rentals, Inc.*	United Rentals, Inc. Common Stock	6,496	119,275
Participant loans*	With interest rates ranging from 5.5% to 9.75%; maturities ranging from 1 to 30 years		893,639

			$26,072,343

*	Indicates party-in-interest to the Plan.

Note: The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
ACQUISITION PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 19, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm